A50792821 1 Arrival Société anonyme Registered office: 60A, rue des Bruyères, L-1274 Howald Grand Duchy of Luxembourg R.C.S. Luxembourg: B248209 ______________________________________________________________________________ NOTIFICATION RELATED TO THE ADDITION OF AN AGENTA POINT TO THE GENERAL MEETING TO BE HELD ON 6 APRIL 2023 ______________________________________________________________________________ Following receipt of a request issued in accordance with article 450-8 of the Luxembourg law of 10 August 1915 on commercial companies, as amended, an additional item has been added to the agenda of the extraordinary general meeting of shareholders of Arrival to be held on 6 April 2023, at 2:00 p.m. (local time), at the Company’s registered office, at 60A, rue des Bruyères, L-1274 Howald, Grand Duchy of Luxembourg (the “EGM”). All procedures related to attendance, vote and related topics remain unchanged. The sixth resolution related to the added item number six of the agenda shall be taken at a simple majority of the votes cast by shareholders present or represented. The agenda of the EGM shall therefore read as follows: AGENDA 1 To reduce the share capital of the Company by an amount of eighty-three million five hundred twenty-five thousand five hundred and ninety United States dollars and thirteen cents (USD 83,525,590.13) so as to reduce it from its current amount of eighty-three million six hundred eighty- two thousand one hundred twenty-two United States dollars and thirty-five cents (USD 83,682,122.35) to one hundred fifty-six thousand five hundred thirty-two United States dollars and twenty-two cents (USD 156,532.22) without cancellation of shares (the “Share Capital Reduction”) and to allocate the proceeds of such capital reduction to a newly created free reserve. 2 To approve the amendment of the first paragraph of article 5 and the first paragraph of article 6 of the articles of association of the Company, in order to reflect the Share Capital Reduction and the reduction of the accounting par value of the shares of the Company resulting from such Share Capital Reduction. 3 To approve a share consolidation of all the shares of the Company, having an accounting par value (the “Existing Shares”), by means of a reverse stock split at a consolidation ratio to be set between 1-for-30 and 1-for-50 (included) (the “Consolidation Ratio”) by the board of directors of the Company, subject to approval of the resolutions to be taken on the basis of the below agenda items, to be implemented on such date as decided by the board of directors of the Company, and to approve the round-up treatment of Existing Shares that cannot be consolidated into a whole number of consolidated shares. 4 To approve the amendment of the first paragraph of article 5 and the first paragraph of article 6 of the articles of association of the Company, in order to reflect the consolidation of the Existing Shares pursuant to the Consolidation Ratio. 5 To delegate all powers to the board of directors of the Company to implement the foregoing, including to set the Consolidation Ratio, to set the effective date of consolidation of the existing shares of the Company, to issue shares under the authorised capital of the Company or to allocate

A50792821 2 shares held in treasury by the Company, to confirm the amendment of the first paragraph of article 5 and the first paragraph of article 6 of the articles of association of the Company, to update the share register of the Company and to do any and all formalities in connection therewith. 6 To approve the appointment by the board of directors of the Company of Denis Sverdlov as class A director in replacement of Frank Peter Cuneo made on 23 November 2022 in accordance with article 441-2 of the Luxembourg law on commercial companies dated 10 August 1915, as amended. Luxembourg, 28 March 2023 The Board of Directors of Arrival

Arrival 2023 1 Arrival Société anonyme Registered office: 60A, rue des Bruyères, L-1274 Howald Grand Duchy of Luxembourg R.C.S. Luxembourg: B248209 (the “Company”) ______________________________________________________________________________ Text of the proposed resolutions to the extraordinary general meeting of shareholders of the Company to be held in Luxembourg on 6 April 2023 ______________________________________________________________________________ Resolutions numbered one to five (included), to be adopted, shall obtain affirmative votes of at least two thirds of the votes cast, with a quorum, upon first convening, of at least half the issued capital. The sixth resolution, to be adopted, shall obtain affirmative votes of at least half of the votes cast, without requiring a quorum. FIRST RESOLUTION The general meeting of shareholders resolved to reduce the share capital of the Company by an amount of eighty-three million five hundred twenty-five thousand five hundred and ninety United States dollars and thirteen cents (USD 83,525,590.13) so as to reduce it from its current amount of eighty-three million six hundred eighty-two thousand one hundred twenty-two United States dollars and thirty-five cents (USD 83,682,122.35) to one hundred fifty-six thousand five hundred thirty-two United States dollars and twenty-two cents (USD 156,532.22) without cancellation of shares (the “Share Capital Reduction”) and to allocate the proceeds of such capital reduction to a newly created free reserve. SECOND RESOLUTION The general meeting of shareholders resolved to amend the first paragraph of article 5 and the first paragraph of article 6 of the articles of association of the Company, in order to reflect the Share Capital Reduction and the reduction of the accounting par value of the shares of the Company resulting from such Share Capital Reduction. The first paragraph of article 5 will from now on read as follows: “The issued capital of the Company is set at one hundred fifty-six thousand five hundred thirty-two United States dollars and twenty-two cents (USD 156,532.22) divided into seven hundred eighty- two million six hundred sixty-one thousand and seventy-seven (782,661,077) shares, with an accounting par value, all of which are fully paid up (any share in the Company, a “Share”).” The first paragraph of article 6 will from now on read as follows: “The authorised capital of the Company (including the issued share capital) is set at five hundred forty thousand United States dollars (USD 540,000.-) divided into two billion seven hundred million (2,700,000,000) Shares with an accounting par value as such results from the issued share capital.”

Arrival 2023 2 THIRD RESOLUTION The general meeting of shareholders resolved to approve a share consolidation of all the shares of the Company, having an accounting par value (the “Existing Shares”), by means of a reverse stock split at a consolidation ratio to be set between 1-for-30 and 1-for-50 (included) (the “Consolidation Ratio”) by the board of directors of the Company, subject to approval of the fifth resolution below. The general meeting of shareholders resolved that, subject to determination of the Consolidation Ratio by the board of directors of the Company, the Existing Shares shall be consolidated as per the Consolidation Ratio on the effective date as decided by the board of directors of the Company into that number of shares as results of the application of the Consolidation Ratio (the “Consolidated Shares”), and that the consolidation shall be carried out simultaneously for all Existing Shares in accordance with the Consolidation Ratio, and that the Existing Shares will only be consolidated, in accordance with the Consolidation Ratio, into a whole number of Consolidated Shares with no fractions of ordinary shares being issued. The general meeting of shareholders further resolved that the positions of Existing Shares that cannot be consolidated into a whole number of Consolidated Shares shall be rounded up to the nearest entire number of Consolidated Shares, in accordance with the rules of the relevant clearing system on which the Existing Shares are listed (the “Round Up”). FOURTH RESOLUTION The general meeting of shareholders resolved to approve, subject to adoption of the fifth resolution below, the amendment to the first paragraphs of articles 5 and 6 of the articles of association of the Company in order to reflect the above resolutions, and to delegate all and any powers to the board of directors of the Company to update the number of shares in such articles 5 and 6 of the articles of association of the Company following determination of the Consolidation Ratio. FIFTH RESOLUTION The general meeting of shareholders resolved to delegate all and any powers to the board of directors of the Company in order to implement the above resolutions, on or before 1 May 2023 (the “Effective Date”). The board of directors of the Company is notably entitled and authorised to set the Consolidation Ratio, to set the Effective Date, to confirm the amendments to the articles of association of the Company on the Effective Date in front of a Luxembourg notary, to issue shares by incorporation of available reserves of the Company under the authorised capital of the Company (as provided for under article 420-22 of the law of 10 August 1915 on commercial companies, as amended, and in the Company’s articles of association), or to allocate shares held in treasury by the Company, as the case may be, to implement the Round Up, to update the share register of the Company and do any formalities in connection therewith. SIXTH RESOLUTION The general meeting of the shareholders resolved to approve the appointment by the board of directors of the Company of Denis Sverdlov as class A director in replacement of Frank Peter Cuneo effective as of 23 November 2022 for a period ending at the annual general meeting which will approve the annual accounts for the period to end on 31 December 2024 and corresponding to the remainder of the duration of the mandate of Frank Peter Cuneo, in accordance with article 441-2 of the Luxembourg law on commercial companies dated 10 August 1915, as amended.